Exhibit 21

Subsidiaries of the Registrant

Realty Finance Operating Partnership, L.P.	Delaware

RFT High Yield Securities, LLC	Delaware

RFT JPM Loan, LLC	Delaware

RFT BB Loan, LLC	Delaware

Realty Finance Trust LP, LLC	Delaware

RFT Insurance Company, LLC	Michigan

RFT 2015-FL1 Seller, LLC	Delaware

RFT 2015-FL1 Holder, LLC	Delaware

RFT 2015-FL1 Issuer, Ltd.	Cayman Islands

RFT 2015-FL1 Co-Issuer, LLC	Delaware